UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Sapiens Reinsurance Solution Goes Live at West Bend

Mutual Insurance in the U.S.

Sapiens’ solution is helping the U.S. insurance provider better manage and control its reinsurance business and related processes

Holon, Israel – June 4, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today the successful go-live of the Sapiens Reinsurance solution at West Bend Mutual Insurance Company (West Bend), a U.S.-based property and casualty insurer that offers products throughout the Midwest. The project was completed on budget and within an aggressive timeframe of just eight months.

West Bend selected Sapiens Reinsurance based on its robust functionality, compatible architecture platform, reinsurance domain expertise and the company’s proven ability to meet project timelines. Sapiens’ solution is already enabling West Bend to better manage and control its reinsurance business and related processes, which will result in optimized operational activities and the ability to leverage data in future business endeavors.

“Sapiens’ ability to satisfy our business needs and timeline expectations has been impressive,” said Heather Dunn, West Bend’s vice president and controller. “West Bend deliberately chose an established and robust reinsurance product and proven partner we could trust to provide long-term delivery reliability, technology innovation and a professional team.

“The partnership between West Bend and Sapiens is indicative of the growing industry demand for our reinsurance solution in the U.S. and globally,” said Raj Ghuman, vice president of Sales and Operations, Sapiens Reinsurance. “We are delighted with West Bend’s latest achievement and the close collaboration of our joint team, which helped create a successful implementation experience.”

Sapiens Reinsurance is a comprehensive solution enabling insurers to manage the entire range of reinsurance contracts and activities for all lines of business, including rich accounting functionality and reporting capabilities. The reinsurance solution provides a single, consolidated platform that enables full and flexible control of reinsurance processes with built-in automation of contracts, calculations and processes. This results in optimized operations, enabling comprehensive tracking and auditability, as well as support for statutory reporting and compliance.

About West Bend Mutual Insurance Company

West Bend Mutual Insurance Company, headquartered in West Bend, Wisconsin, provides property/casualty insurance products throughout the Midwest. The company offers a broad personal lines coverage package, a full range of commercial products and services, and insurance for specialty lines. West Bend employs more than 1,000 associates and is represented by approximately 1,200 independent insurance agencies throughout Wisconsin, Illinois, Iowa, Minnesota, Indiana, Ohio, Michigan, Missouri, Kansas, Kentucky and Nebraska. The company has been rated A (Excellent) or better by A.M. Best since 1971 and is consistently ranked at the top of a nationwide ease-of-doing business survey. For more information: thesilverlining.com.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 150 financial services organizations. The Sapiens team of over 1,200 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Contact Yaffa Cohen-Ifrah Chief Marketing Officer and Head of Corporate Communications Sapiens International Mobile: +1-201-250-9414 Phone: +972-3-790-2026 Email: Yaffa.cohen-ifrah@sapiens.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

By: /s/ Roni Giladi
Roni Giladi
Chief Financial Officer

Dated: June 4, 2015